Exhibit 99.2

SATYAM LOGO

Satyam Computer Services Limited
Regd. Office: Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003, A.P, India
Audited Financial Results for the quarter ended June 30, 2003

		Rs. in Lakh

		Quarter	Quarter	Year
		Ended	Ended	Ended
Sl.No.	Particulars	30.06.2003	30.06.2002	31.03.2003

1	Income from Software Exports	54,592.83	45,893.35	200,329.71
2	Income from Domestic Sales	1,372.44	488.23	2,035.38
3	Other Income	1,069.68	766.52	2,785.61
4	Total Income	57,034.95	47,148.10	205,150.70
5	Personnel Expenses	27,737.13	23,166.04	98,049.52
6	Operating & Administration Expenses	11,988.29	8,887.47	42,462.41
7	Total Expenditure	39,725.42	32,053.51	140,511.93
8	Profit before interest, depreciation & tax (PBIDT)	17,309.53	15,094.59	64,638.77
9	Financial Expenses	20.12	14.65	72.08
10	Depreciation	2,946.44	3,145.87	12,418.32
11	Profit before tax	14,342.97	11,934.07	52,148.37
12	Provision for Tax	2,193.63	1,089.56	6,160.35
13	Profit after Tax	12,149.34	10,844.51	45,988.02
14	Extraordinary Items	—	—	(15,245.79)
15	Profit after Tax and Extraordinary Items	12,149.34	10,844.51	30,742.23
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.86	6,290.80	6,290.86
17	Reserves excluding revaluation reserves	218,827.31	197,600.31	207,196.75
18	EPS - Basic (On par value of Rs.2 per share)
	- With Extraordinary Items (Rs.)	3.86	3.45	9.77
	- Without Extraordinary Items (Rs.)	3.86	3.45	14.62
19	EPS - Diluted (On par value of Rs.2 per share)
	- With Extraordinary Items (Rs.)	3.86	3.43	9.75
	- Without Extraordinary Items (Rs.)	3.86	3.43	14.58

Segment wise revenue, results and capital employed for the quarter ended June 30, 2003

		Rs. in Lakh

		Quarter	Quarter	Year
Sl.No.	Particulars	Ended 30.06.2003	Ended 30.06.2002	Ended 31.03.2003

1	Segment Revenue
	Information Technology Services	55,965.27	46,381.58	202,365.09
	Less : Inter segment revenue	—	—	—
	Net Sales Income from Operations	55,965.27	46,381.58	202,365.09
2	Segment Results Profit / (Loss) before tax and interest
	Information Technology Services	13,293.41	11,182.20	49,434.84
	Less : Interest and Financial Charges	20.12	14.65	72.08
	Add: Other income	1,069.68	766.52	2,785.61
	Total Profit Before Tax	14,342.97	11,934.07	52,148.37
3	Capital Employed
	Information Technology Services	95,759.95	90,300.13	87,393.38

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Notes:

1.	The results for the quarter ended June 30, 2003 have been taken on record by the Board of Directors at its meeting held on July 24, 2003.

2.	Mr. C Satyanarayana, Independent Director expired on June 17, 2003. The Board placed on record its appreciation of his significant contribution for the growth of the Company.

3.	The total manpower strength as on June 30, 2003 stood at 10,592 associates as against 9,759 associates as on March 31, 2003 signifying an increase of 833 associates. The number of technical associates increased by 806 to close the quarter at 9,837 (9,031 associates as on March 31, 2003).

4.	Details of investor complaints for the quarter ended June 30, 2003:

	Pending as on	Received during	Disposed off	Pending at the
Nature	April 1, 2003	the quarter	during the quarter	end of the quarter

Dematerialisation / Rematerialisation	—	1	1	—
Transfer of /Split/Bonus shares	—	5	5	—
Dividends	—	58	58	—
Total	—	64	64	—

5.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current period.

For and on behalf of the Board of Directors

Place : Secunderabad	B. Rama Raju
Date : July 24, 2003	Managing Director

Consolidated Financial Results as per US GAAP for the three months ended June 30, 2003

		In thousand US$

		Three months	Three months	Year
		ended	ended	ended
		30.06.2003	30.06.2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Audited)

1	Revenues	121,547	106,270	459,207
2	Gross Profit	47,250	41,290	186,519
3	Profit before income taxes, and minority interest and equity in earnings / (losses) of associated companies	29,740	15,735	84,324
4	Minority Interest	—	4,259	11,082
5	Net Income	23,605	16,116	79,772
6	Earnings per Share
	- Basic (US$)	0.08	0.05	0.26
	- Diluted (US$)	0.08	0.05	0.25

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

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2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on June 30, 2003, Satyam Europe Ltd., Satyam Asia Pte. Ltd., VisionCompass, Inc., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the associated companies is to the extent of 50% as on June 30, 2003 and their results have been accounted using equity method.

3.	The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequently, Satyam accounts for its investment in Sify using the equity method. The consolidated financial statements for the three months ended June 30, 2003 and 2002 (unaudited) are not comparable due to the above.

4.	Figures of the earlier periods have been regrouped and rearranged to conform with those of the current period, wherever necessary.

5.	Statement showing reconciliation between net profit as per Indian GAAP (Standalone) and U.S. GAAP for the three months ended June 30, 2003 is as follows:

		In thousand US$

		Three months	Three months	Year
		ended	ended	ended
Sl.No.	Particulars	30.06.2003	30.06.2002	31.03.2003

1	Net Profit as per Indian GAAP (Standalone)	25,813	22,141	63,110
2	Profit / (Loss) of Subsidiaries and associated companies	(2,337)	(5,605)	(16,464)
3	Deferred Stock Compensation charge	(271)	(485)	(3,361)
4	Sale of stake in Satyam GE Software Services Pvt. Ltd.	—	—	(2,339)
5	Charge off of Put option issued to TRW Inc.	—	4	(7,514)
6	Reversal of Put option charge to TRW Inc.	—	—	19,185
7	Provision not required under US GAAP	—	—	26,439
8	Others, net	400	61	716

9	Total Adjustments	(2,208)	(6,025)	16,662

10	Net Profit as per US GAAP	23,605	16,116	79,772

Safe Harbor:

This release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 20F concerning the fiscal year ended March 31, 2003, furnished to the US Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

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